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July 22, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Mail Stop 3720

Attention: John Zitko, Attorney Advisor

Re:	Zhone Technologies, Inc.
Form 10-K for the year ended December 31, 2009
Filed March 16, 2010

Definitive Proxy Statement on Schedule 14-A
Filed April 1, 2010
File No. 000-32743

Dear Mr. Zitko:

On behalf of Zhone Technologies, Inc. (the “Company”), we respectfully request an extension until August 11, 2010 to respond to the comments sent on July 12, 2010 from the staff of the Securities and Exchange Commission regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 and Definitive Proxy Statement filed with the Commission on April 1, 2010.

As I explained during our telephone conversations on July 21, 2010, the Company is requesting this extension to allow greater time, in light of the Company’s inadvertent delayed receipt of the Commission’s comment letter, the upcoming filing deadline for the Company’s second quarter Form 10-Q and summer travel schedules, to obtain the input of management, the Company’s independent registered public accounting firm and members of the Company’s Audit and Compensation Committees regarding the Company’s comment responses. In those conversations, you expressed no objection to this extension request.

Please do not hesitate to contact me by telephone at (858) 523-5412 or by fax at (858) 523-5450 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Ann C. Buckingham
Ann C. Buckingham of LATHAM & WATKINS LLP

cc:	Kirk Misaka, Zhone Technologies, Inc.
Craig Garner, Latham & Watkins LLP